FOX ROTHSCHILD LLP

July 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Eddie Kim and Lilyanna Peyser

Re:	Limitless X Holdings, Inc.
Amendment No. 3 to Preliminary Offering Circular on Form 1-A
File No. 024-12574

Dear Mr. Kim and Ms. Peyser:

On behalf of Limitless X Holdings, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated June 24, 2025 with respect to the Offering Circular on Amendment No. 2 to Form 1-A submitted to the SEC by Limitless X Holdings Inc. (the “Company”,) on May 29, 2025 (and as amended and re-filed in accordance with this Response, the “Offering Circular,”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this Response for convenience.

Concurrently with the delivery of this Response, the Company respectfully advises the Staff that it publicly filed via EDGAR the revised and amended Offering Circular on Amendment No. 3 to Form 1-A reflecting the changes made in response to the Staff’s comments on the Offering Circular.

Staff Comments and Company Responses

Amendment No. 2 to Offering Statement on Form 1-A

Limitless Films, page 32

1. We note the following revised disclosure in response to prior comment 4: “Under the Bridge Loan Agreement, an affiliate of the Company and Limitless Films, EM1 Capital LLC, . . . advanced the $1 million bridge loan to Borrower pursuant to the terms of the Bridge Loan Agreement.” It appears that EM1 Capital LLC is not a party to the Bridge Loan Agreement, however. Please revise to clarify, or advise. We also note your disclosure that “[t]he maturity date on the Loan is the earlier of (i) the first day of principal photography of the Picture, or (ii) December 15, 2025,” but Section 6 of the Agreement states otherwise. Please revise, or advise. To the extent the maturity date is tied to the first day of principal photography, which according to the Agreement was “anticipated to commence .. . . on or around March 7, 2025,” please revise to provide an update as to whether and when principal photography of the picture commenced, or advise.

Response: The Company has revised its disclosure relating to the Bridge Loan Agreement to state that only Limitless Films, Inc. (“Limitless Films”) advanced funds to Gentleman Thief LLC (“Borrower”). As noted by the Staff, EM1 Capital LLC (“EM1”), is not a party to the Bridge Loan Agreement. EM1 advanced the $1 million to Limitless Films to ensure that Limitless Films could fulfill its obligations thereunder. The Company has also revised its disclosure to reflect the correct maturity date as noted in Section 6 of the Bridge Loan Agreement, which was subsequently extended until September 15, 2025, by Limitless Films in exchange for the borrower’s payment of a $25,000 penalty which was paid on June 30, 2025. Additionally, the Company has revised its disclosures to include the $1 million advance from EM1 to Limitless Films pursuant to a promissory note between EM1 and Limitless Films dated January 22, 2025.

Note 8 – Stockholders’ Deficit, page F-16

2. Please revise to disclose the conversion price or rate of the Class C Convertible Stock. Refer to ASC 505-10-50-3.

Response: The Company has revised the disclosure in Note 8, F-16 to address the conversion price or rate in the circular.

3. Please provide us with your analysis for the classification of the Series D 15% Cumulative Redeemable Perpetual Preferred Stock within Stockholders’ Deficit. In addition, disclose the redemption features of the stock.

Response: The Company has revised the disclosure in the Note 8, F-16 to address the redemption features in the circular. Based on the detailed terms of the Series D 15% Cumulative Redeemable Perpetual Preferred Stock (the “Series D Stock”) of Limitless X Holdings Inc., the Company has determined that it should account for the Series D Stock under U.S. GAAP as follows:

Feature	Term
Dividend	15% cumulative, $3.75 per annum per share, payable quarterly if declared
Stated Value	$25.00 per share
Redemption	Not redeemable for 2 years; redeemable at issuer’s option thereafter or upon Change of Control
Maturity	Perpetual (no fixed maturity)
Voting	No voting rights except as required by law
Conversion	Not convertible
Ranking	Junior to Class A, B, and C Preferred; senior to Common Stock
Cumulative Dividends Accrue Even If Not Declared	Yes

Under ASC 480-10, redeemable preferred stock is only a liability if the redemption is mandatory (at a fixed date or upon holder’s request), or the issuer is required to settle in cash or assets. The Series D Stock is perpetual, has no maturity, and is redeemable only at the Company’s option, not at the holder’s option. Therefore, the Series D Stock is not a liability

Under SEC SAB Topic 5.Q, preferred stock should be classified as mezzanine equity (outside permanent equity, between liabilities and equity) if it is redeemable at the issuer’s option and redemption is deemed probable. The company has determined that it is not probable that the Company will redeem the Series D Stock after two (2) years. Therefore, the Series D Stock is not mezzanine equity.

Based on the Company’s analysis, the Series D Stock is permanent equity as the Company has no intention and is not probable to redeem the Series D Stock after 2 years. Furthermore, the Chief Executive Officer of the Company, Jaspreet Mathur, owns all of the Company’s Class A Voting Stock and approximately 84% of the Class C Stock, and he is the sole owner of Class D Stock as of today. As a result, the CEO has control of voting power and change of control is not likely to occur.

In the future, if the Company reassesses the Series D Stock and deems that the Series D Stock intends to redeem the Series D Stock and such redemption is probable, then the Company will re-classify the Series D Stock as a mezzanine.

The Company respectfully requests the Staff’s assistance in completing the review of this Response at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this Response to the undersigned at (561) 804-4408.

Sincerely,

/s/ Laura Holm

Laura Holm

Fox Rothschild LLP

Phillips Point, West Tower

777 S Flagler Dr #1700

West Palm Beach, FL 33401

Tel: 561.804.4408

Email: lholm@foxrothschild.com